John P. Falco
direct dial: (215) 981- 4659
direct fax: (866) 422 - 2114
falcoj@pepperlaw.com

December 29, 2016

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:  Jeffrey Foor, Senior Counsel

Re:	FundVantage Trust
1940 Act File No. 811-22027
1933 Act File No. 333-141120

Dear Mr. Foor:

This letter responds to the oral comments of the staff of the Commission (the “Staff”) to Post-Effective Amendment No. 142 (“PEA 142”) to the Trust’s Registration Statement on Form N-1A.  PEA 142 was filed on October 14, 2016 pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) to register the Polen International Growth Fund (the “Fund”), a new series of the Trust, under the Investment Company Act of 1940 and to register the Fund’s shares under the Securities Act.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosure in the Prospectus and Statement of Additional Information (“SAI”) contained in PEA No. 142 with respect to the Fund.  We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response.

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1.              In footnote 3, disclose that the expense limitation agreement excludes Rule 12b-1 fees from the amounts to be waived or reimbursed.

Response:  The prospectus has been revised to reflect the Staff’s Comment.

2.              Please confirm that the investment adviser’s ability to recoup waived fees or reimbursed expenses will be limited to three years from the date the fees are waived or expenses are reimbursed. If the Fund does not agree to limit recoupment to three years from the date a fee is waived or reimbursed please, please provide an analysis that the Fund does not have to book a liability if the period permitted to recoup waived fees or reimbursed expenses is in excess of the Staff’s position that such period should be limited to three years.

Response:   The Prospectus and related expense reimbursement agreement have been revised to reflect a three year recoupment period from the date of the waiver or reimbursement.

3.              In the paragraph immediately preceding the expense example, disclose that the example reflects waivers through the expiration date of the waiver agreement.

Response: The Prospectus has been revised to reflect the Staff’s Comment.

4.              The principal strategy discusses the Fund’s ability to invest in medium cap companies.  Accordingly, add medium cap risk in the summary risk section.

Response: The Prospectus has been revised to address the Staff’s Comment.

5.              The Fund is permitted to invest in ETFs and other investment companies.  Please confirm that the fee table will reflect AFFE, if any.

Response: Confirmed. The fee table will reflect any Acquired Fund Fees and Expenses.

6.              In summary and principal risks provide currency risk as a separate risk.

Response: The Prospectus has been revised to reflect the Staff’s Comment.

7.              If the Fund will concentrate in a particular country or region identify such country or region in the principal strategy.

Response: The Fund does not currently intend to focus in any particular country or region. If this should change, the Fund will update its prospectus disclosure to reflect such country or regional focus.

8.              If the Fund anticipates focusing its assets in a sector or sectors, identify the sector in its principal strategy and disclose as a principal risk.

Response: The Fund does not anticipate focusing on any particular sector or sectors. If this should change, the Fund will update its Prospectus disclosure to reflect such sector focus.

9.              ETFs are discussed in the principal strategy.  If investment in ETFs will be a principal strategy of the Fund, provide principal risk disclosure regarding such investments.

Response: The Fund does not intend to invest in ETFs as a principal investment strategy.

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Please direct any questions concerning this letter to the undersigned at 215.981.4659.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:	Mr. Joel Weiss
John M. Ford, Esq.